June 28, 2013

RESPONSE TO SEC LETTER OF JUNE 18, 2013

Via EDGAR

Office of Mergers and Acquisitions,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

Attention: Mr. David L. Orlic

Re:                             Clearwire Corporation
Amendment No. 3 to Schedule TO-T
Filed on June 17, 2013 by DISH Network Corporation
File No. 005-84306

Dear Mr. Orlic,

On behalf of DISH Network Corporation (“DISH”), we are responding to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 18, 2013, relating to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by DISH on May 30, 2013.  Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by DISH, which is solely responsible for the information.

As you are aware, on June 26, 2013, DISH filed Amendment No. 6 to the Schedule TO withdrawing the Offer pursuant to its terms following the change in recommendation by Clearwire.  In addition, based on public filings, DISH believed that the Minimum Condition was no longer capable of being satisfied.  No shares of Clearwire Class A Stock were purchased by Purchaser in the Offer, and all shares of Clearwire Class A Stock previously tendered and not withdrawn will be promptly returned.

In light of these developments, DISH respectfully submits to the Staff that the outstanding comments are moot.  If the Staff would like to discuss the substance of any of the comments, DISH would of course be prepared to do so.

*                      *            *

DISH has authorized us to acknowledge on behalf of DISH that:

•                  DISH is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  DISH may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me by phone at (212) 558-3109, facsimile at (212) 291-9101 or e-mail at millersc@sullcrom.com.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:                                R. Stanton Dodge
(DISH Network Corporation)